UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On August 13, 2025, Youxin Technology Ltd (the “Company”) received two deficiency letters (the “Notice(s)”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for the Company’s Class A ordinary shares was below $1.00 for a period of 30 consecutive business days preceding the date of the Notice, and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until February 9, 2026 (the “Bid Price Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Bid Price Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 9, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to the expiration of the second compliance period.

The second Notice from Nasdaq notified the Company that it was not in compliance with Nasdaq Listing Rule 5550(b)(2), which requires the Company to maintain a minimum Market Value of Listed Securities of $35 million (“MVLS”) for continued listing on The Nasdaq Capital Market (the “MVLS Requirement”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until February 9, 2026 (the “MVLS Compliance Period”), to regain compliance with Nasdaq’s MVLS Requirement. If at any time during the Compliance Period, the Company’s MVLS is at least $35 million for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company fails to regain compliance within the MVLS Compliance Period, the Company would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process.

The Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq. However, there can be no assurances that Nasdaq would grant the Company’s request for an extension or that the Company would ultimately be able to regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

This report of foreign private issuer is filed pursuant to Nasdaq Listing Rule 5810(b). Neither the Notices nor the Company’s noncompliance have an immediate effect on the listing or trading of the Company’s Class A ordinary shares, which will continue to trade uninterrupted on The Nasdaq Capital Market under the symbol “YAAS.”

Exhibit Number	Description of Exhibit
99.1	Press Release dated August 15, 2025, entitled “Youxin Receives Nasdaq Notifications Regarding Minimum Bid and Market Value of Listed Securities Requirements.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On August 15, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer